William Gladstone Imports
Since 1993

Importer, Exporter and Wholesaler of Fine, Rare and Collectible Wines

www.williamgladstoneimports.com

Invoice

Date	Invoice #
10/30/20	2011018

Bill To	Ship To
Nick King	

P.O. No.	Terms	Rep	Ship Via	FOB
	Due on Receipt		Fed Ex	

Description	Qty	Rate	Amount
2010 Screaming Eagle, 750 ml. in OWC 3-pack	3	3,375.00	10,125.00
2015 Screaming Eagle, 750 ml. in OWC 3-pack	3	2,965.00	8,895.00
2016 Screaming Eagle, 750 ml. in OWC 3-pack	3	2,975.00	8,925.00
2016 Screaming Eagle, 750 ml. in OWC 3-pack	3	2,975.00	8,925.00
Good Fortune Discount on 2nd 2016 3-pack	1	-825.00	-825.00
Shipping via Fed Ex 2 Day Air from Honolulu to DC Storage	1	194.00	194.00
Shipping Insurance	1	360.45	360.45
Bank: Central Pacific Bank			
Account Name: William Gladstone International Marketing, Inc.			
Account #: 16000493			
Routing #: 121301578			

We appreciate your business! Thank you!

Subtotal	$36,599.45
Sales Tax (0.0%)	$0.00
Total	$36,599.45

Late Charges for all Past Due Invoices:
By accepting these wines and invoice you agree to pay as the terms listed. Failure to pay within the agreed upon date, with a 5 day grace period, will result in: 1. $100 Late Charge 2. An additional 1.5% charge of the total amount past due as of the 6th day after the due date 3. Every 30 days after the due date will accrue an additonal 1.5% fee

Hawaii Office: 501 Sumner St., Suite 502, Honolulu, Hawaii 96817 / 808 737 3637
New York Office: 174 West 4th St., #249, New York, New York, 10014 / 212 712 2214